Exhibit 99.1

RRSAT REPORTS THIRD QUARTER 2012 RESULTS
AND DECLARES A SPECIAL DIVIDEND

SEQUENTIAL REVENUE IMPROVEMENT WITH GROSS, OPERATING AND EBITDA MARGINS
AT THEIR HIGHEST LEVEL IN 9 QUARTERS

2012 Third Quarter Highlights

▪	Revenues totaled $28.5 million, representing sequential growth;
▪	Gross margin at 24.5%, operating margin of 9.0% and adjusted EBITDA margin of 17.2%, at the highest level in the last 9 quarters;
▪	Adjusted EBITDA of $4.9 million, representing sequential growth;
▪	Operating cash flow, net of capital expenditures, of $4.1 million; ended the quarter with $36.9 million in cash and equivalents;
▪	Backlog as of September 30, 2012 at $184 million;
▪	Fourth quarter revenue guidance of $28.5- $29.5 million;
▪	Board of Directors declared a cash dividend of $10 million or $0.58 per share.

Airport City Business Park, Israel – November 12, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the quarter ended September  30, 2012.

Third Quarter 2012 Results

Revenues in the third quarter of 2012 totaled $28.5 million, compared with $28.6 million in the third quarter of 2011 and a sequential increase compared with $28.1 million in the previous quarter.  The strengthening of the US Dollar versus the Euro over the past year had a negative impact of approximately $1.4 million on third quarter revenues, compared with the revenues of the third quarter of 2011. The US Dollar-Euro volatility during the third quarter of 2012 had a negative impact of approximately $0.4 million on the Company’s revenues compared with that of the prior quarter.

Gross profit in the third quarter of 2012 totaled $7.0 million, compared with $6.4 million in the third quarter of 2011 and $6.7 million in the previous quarter. Gross margin in the third quarter of 2012 was 24.5%, compared with 22.3% in the third quarter of 2011 and 23.8% in the previous quarter.

Operating income for the third quarter of 2012 totaled $2.6 million, compared with $1.8 million in the third quarter of 2011 and $2.5 million in the previous quarter. Operating margin in the third quarter of 2012 was 9.0%, compared with 6.4% in the third quarter of 2011 and 8.8% in the previous quarter.

Net income on a GAAP basis for the third quarter of 2012 was $2.4 million, compared with a net loss on a GAAP basis of $180 thousand in the third quarter of 2011 and net income of $1.1 million in the previous quarter.  Net income per share on a fully diluted basis under GAAP for the third quarter of 2012 was $0.14, compared with a net loss per share of $0.01 in the third quarter of 2011 and net income per share of $0.07 in the previous quarter.

Adjusted net income totaled $2.1 million for the third quarter of 2012, compared with $0.8 million in the third quarter of 2011 and $1.5 million in the previous quarter. Adjusted net income per share on a fully diluted basis totaled $0.12 in the third quarter of 2012, compared with $0.05 in the third quarter of 2011 and $0.08 in the previous quarter.

Adjusted EBITDA for the third quarter of 2012 totaled $4.9 million, compared with $4.0 million in the third quarter of 2011 and $4.8 million in the previous quarter.

Cash, cash equivalents and marketable securities as of September 30, 2012 totaled $36.9 million compared with $34.2 million as of June 30, 2012. The change in cash position during the quarter was mainly attributable to a positive operating cash flow of $5.4 million, partially offset by capital expenditure of $1.3 million and a dividend payment to shareholders of $1.7 million.

Backlog of signed agreements, as of September 30, 2012, totaled $184 million, compared with a backlog of $193 million at the end of the previous quarter, of which $24.6 million is expected to be recognized as revenues in the fourth quarter of 2012.  The reduction in the backlog amount is mainly attributed to the decrease in the average length of service contracts received during the quarter.

Guidance

Guidance for the fourth quarter of 2012 expects continued sequential revenue growth, with revenues in the range of $28.5 - $29.5 million. Management expects gross and EBITDA margins in the fourth quarter to be at similar levels to the margins reported in the third quarter of 2012.

Dividend Distribution

On November 11, 2012, the Board of Directors declared a cash dividend in the amount of $0.58 per ordinary share, and in the aggregate amount of approximately $10 million. The dividend will be payable on December 13, 2012 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on November 22, 2012.

In accordance with Israeli tax law, the Company will withhold 25% of the dividend amount payable to each shareholder at source, subject to applicable exemptions. The Company's dividend policy is described in detail in its most recent Annual Report on Form 20-F for the year ended December 31, 2011.

Management Comment

Avi Cohen, CEO of RRsat commented, “The third quarter results demonstrate that we are on track with continued improvement across all our financial and operational parameters. We met our top line targets despite continued negative currency effects, growing our revenues sequentially. Most importantly, our gross, operating and EBITDA margins reached their highest levels in over two years. Given our strong backlog, we maintain relatively good visibility into the next few quarters. Looking ahead to the fourth quarter, we believe we will continue our sequential revenue growth.”

Continued Mr. Cohen, “We continue to see solid interest and new customer wins for our digital media broadcasting services. In addition, over the past two years, we have strengthened our ability to provide customers with an end-to-end content delivery service for sports and special events on an occasional use (OU) basis. Based on our enhanced abilities in this area, we were recently selected by the European Broadcasting Union (EBU), as their main partner for Asia-Europe digital media distribution, covering major European events, including live sports and news events. We see the occasional use segment of our market as a strong growth engine for RRsat over the coming years.”

Conference Call Information

Conference call scheduled later today, November 12, 2012 at 9:00 am ET (4:00 pm Israel time).  On the call, Avi Cohen, CEO and Itzhak Zion, CFO, will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-668-9141
UK Dial-in Number: 0-800-917-5108
Israel Dial-in Number: 03-918-0609
International Dial-in Number: +972-3-918-0609
at:
9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

Replay

A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at: www.rrsat.com. In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers:
1 888 326 9310 (US) and +972 3 925 5901 (International).

Use of Non-GAAP Financial Measures

In addition to the GAAP results included in this press release, RRsat has also included non-GAAP measurements of results. RRsat uses three financial measures, adjusted net income, adjusted net income per share and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that these non-GAAP financial measures are principal indicators of the operating and financial performance of its business. We have provided these non-GAAP measurements to help investors better understand our core operating performance and enhance comparisons of core operating performance from period to period.

Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with FASB ASC Topic 718, non-cash expense resulting from amortization of acquired intangible assets, non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of FASB ASC Topic 815 and the resulting income tax (increase) decrease of the above items.

Adjusted EBITDA is calculated by adding to operating income, non-cash equity-based compensation charge, depreciation and amortization.

The company has excluded intangible assets amortization expense from its non-GAAP net income and EBITDA measurements, primarily because it represents a significant non-cash expense and because the company evaluates its performance excluding intangible assets amortization expense. Amortization of intangible assets is consistent in amount and frequency but is significantly affected by the timing and size of the company’s acquisitions. Investors should note that the use of intangible assets contributed to the Company’s revenues earned during the periods presented and will contribute to the Company’s future period revenues as well. Intangible assets amortization expense will recur in future periods.

Management uses these non-GAAP financial measures to assess its operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that are not directly attributable to its core operating results.

The non-GAAP measurements are intended only as a supplement to the comparable GAAP measurements and the company compensates for the limitations inherent in the use of non-GAAP measurements by using GAAP measures in conjunction with the non-GAAP measurements. As a result, investors should consider these non-GAAP measurements in addition to, and not in substitution for, or as superior to, measurements of financial performance prepared in accordance with GAAP.

The Company expects to continue reporting non-GAAP financial measures, adjusting for the items described above, and the Company expects to continue to incur expenses similar to the non-cash, non-GAAP adjustments described above. Accordingly, the exclusion of these and other similar items in the presentation of non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non-recurring. Moreover, because not all companies use identical measures and calculations, the presentation of adjusted net income, adjusted net income per share and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These limitations are compensated for by using adjusted net income and adjusted EBITDA in conjunction with traditional GAAP financial measures.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to the most comparable GAAP measures (net income and operating income respectively), are provided in the schedules attached to this release.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) guidance for revenue and margins for the fourth quarter of 2012 or any future periods; (ii) our expectations to decrease capital expenditures in 2012, and the corresponding effect on free cash flow; (iii) our planned expectations of our direct sales to North America, Africa and Asia; (iv) our goal of offering superior services to a larger group of customers, including major television networks; (v) our expectation to expand our client base and sell additional services to our existing client base; (vi) our ability to report future successes; and (vii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Company Contact Information: Itzhak Zion, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	Investor Relations Contacts: Ehud Helft & Kenny Green at CCG Israel Tel: 1 646 201 9246 rrsat@ccgisrael.com

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands, except share data

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011

Revenues	$84,035	$84,094	$28,508	$28,646
Cost of revenues	64,250	64,964	21,524	22,272
Gross profit	19,785	19,130	6,984	6,374

Operating expenses
Sales and marketing	5,269	5,332	1,922	1,878
General and administrative	7,519	7,463	2,494	2,658

Total operating expenses	12,788	12,795	4,416	4,536

Operating income	6,997	6,335	2,568	1,838

Interest and marketable
securities income	432	319	131	97
Currency fluctuation and
other financing income (expenses), net	(153)	(367)	80	(649)
Changes in fair value of
embedded currency
conversion derivatives	923	(2,359)	611	(1,168)
Other expenses, net	-	(6)	-	(6)
Income before taxes on
income	8,199	3,922	3,390	112

Income taxes	(2,337)	(1,153)	(946)	(292)

Net income (loss)	$5,862	$2,769	$2,444	$(180)

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Income (loss) per ordinary share

Basic income (loss) per ordinary
share	$0.34	$0.16	$0.14	$(0.01)

Diluted income (loss) per
ordinary share	$0.34	$0.16	$0.14	$(0.01)

Weighted average number
of ordinary shares used to
compute basic income per
ordinary share	17,346,561	17,346,561	17,346,561	17,346,561

Weighted average number
of ordinary shares used to
compute diluted income
per ordinary share	17,346,561	17,346,561	17,346,561	17,346,561

RRsat Global Communications Network Ltd. and its subsidiaries
Reconciliation of Adjusted Net Income and Adjusted EBITDA

in thousands except share data
	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Reconciliation of Net Income to Adjusted Net Income:
Net income (loss) - as reported	$5,862	$2,769	$2,444	$(180)
Non-cash equity-based compensation charge	189	73	101	45
Intangible assets amortization expense	138	179	41	58

Changes in fair value of embedded currency conversion derivatives	(923)	2,359	(611)	1,168
Change in deferred tax on embedded derivatives	231	(560)	152	(280)
Adjusted net income	$5,497	$4,820	$2,127	$811

Adjusted net income per diluted ordinary share	$0.32	$0.28	$0.12	$0.05

Reconciliation of Net Income to Adjusted EBITDA:
Operating income	$6,997	$6,335	$2,568	$1,838
Non-cash equity-based compensation charge	189	73	101	45

Depreciation and amortization	6,677	6,089	2,241	2,102
Adjusted EBITDA	$13,863	$12,497	$4,910	$3,985

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

	September 30	December 31
	2012	2011

Current assets
Cash and cash equivalents	$21,620	$14,443
Marketable securities	15,265	18,764
Accounts receivable:
Trade (net of provision for doubtful accounts of $8,112
and $6,892 as of September 30, 2012 and December 31, 2011, respectively)	19,325	19,402
Other	475	686
Fair value of embedded currency conversion derivatives	241	206
Deferred taxes	2,389	2,449
Prepaid expenses	2,845	2,223

Total current assets	62,160	58,173

Fair value of embedded currency conversion derivatives	668	591

Long-term prepaid expenses	1,930	2,043

Long- term land lease prepaid expenses	7,586	7,642

Assets held for employee severance payments	1,783	1,757

Fixed assets, at cost, less accumulated depreciation and amortization	42,688	45,495

Goodwill	3,734	3,734

Intangible Assets, at cost, less accumulated depreciation and amortization	402	586

Total assets	$120,951	$120,021

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands except share data

	September 30	December 31
	2012	2011

Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade	$11,562	$11,547
Other	3,305	2,335
Fair value of embedded currency
conversion derivatives	635	990
Deferred income	6,895	8,787

Total current liabilities	22,397	23,659

Long - term liabilities
Deferred income	8,799	7,192
Fair value of embedded currency
conversion derivatives	524	980
Liability in respect of employee severance payments	1,919	1,819
Deferred taxes	1,971	1,664

Total long - term liabilities	13,213	11,655

Total liabilities	35,610	35,314

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of September 30, 2012 and December 31, 2011; 17,346,561 shares issued and fully paid as of September 30, 2012
and December 31, 2011)	40	40
Additional paid in capital	53,199	53,010
Retained earnings	31,864	31,727
Accumulated other comprehensive gain (loss)	238	(70)

Total shareholders’ equity	$85,341	$84,707

Total liabilities and shareholders’ equity	$120,951	$120,021

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Cash flows from operating activities
Net income (loss)	$5,862	$2,769	$2,444	$(180)
Adjustments required to reconcile net income to net cash provided by operating activities
Depreciation and amortization	6,677	6,089	2,241	2,102
Provision for doubtful account	2,278	1,645	733	544
Deferred taxes	264	(55)	120	(176)

Discount accretion and premium amortization
of available- for- sale securities, net	(317)	(338)	(94)	(115)

Changes in liability for employee severance payments, net	74	9	2	48
Stock- based compensation	189	73	101	45

Changes in fair value of embedded currency conversion derivatives	(923)	2,359	(611)	1,168
Loss (Profit) from trading securities, net	(64)	138	(9)	157

Capital gains on sale of fixed assets, net	-	6	-	6

Changes in assets and liabilities:
Increase in account receivable - trade	(2,202)	(2,536)	(1,251)	(1,280)
Decrease in account receivable - other	213	871	161	112
Decrease (increase) in prepaid expenses	(622)	(183)	66	91

Decrease (increase) in long- term prepaid expenses	113	181	(75)	(37)
Increase (decrease) in account payables	1,847	587	2,184	(1,069)
Increase (decrease) in deferred income	(285)	(1,575)	(573)	685

Net cash provided by operating activities	$13,104	$10,040	$5,439	$2,101

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows (cont'd)

In thousands

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2012	2011	2012	2011
Cash flows from investing activities

Investment in fixed assets	$(4,485)	$(12,853)	$(1,308)	$(2,083)
Investment in long term prepaid expenses	(15)	(22)	(1)	(9)
Investments in securities available- for- sale	(3,513)	(4,781)	(205)	(641)

Decrease (increae) in trading securities, net	1,512	(21)	-	(20)
Proceeds from securities available- for- sale	6,291	7,944	1,578	2,105
Proceeds from sale of fixed assets	8	24	-	24

Net cash used in investing activities	$(202)	$(9,709)	$64	$(624)

Cash flows from financing activities
Dividend paid	$(5,725)	$(4,163)	$(1,735)	$(1,561)
Net cash used in financing activities	$(5,725)	$(4,163)	$(1,735)	$(1,561)

Increase (decrease) in cash and cash equivalents	$7,177	$(3,832)	$3,768	$(84)

Balance of cash and cash equivalents at beginning of period	14,443	13,091	17,852	9,343

Balance of cash and cash equivalents at end of period	$21,620	$9,259	$21,620	$9,259

A. Non-cash transactions
Investment in fixed assets	$431	$724	$431	$724

B. Supplementary cash flow information
Income taxes paid, net	$798	$1,104	$939	$402